United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale to supply Northvolt with low-carbon nickel products for batteries

Rio de Janeiro, March 22, 2022 - Vale S.A. (“Vale”) informs that Vale Canada and lithium-ion cell producer Northvolt AB announced today a multi-year agreement for Vale to supply low-carbon nickel products to Northvolt, reinforcing the companies’ shared commitment to sustainability in the electric vehicle supply chain and electrification of the broader mining industry.

The agreement reaffirms Vale’s position as a supplier of choice to the fast-growing electric vehicle industry and aligns with Northvolt’s imperative to minimize carbon emissions and other environmental impacts in the battery value chain.

Vale is a leading global producer of low-carbon and high purity nickel products. Rounds from the company’s Long Harbour refinery in Newfoundland, Canada, have a verified carbon footprint of 4.4 tons CO2 equivalent per ton of nickel – about one-third the Nickel Institute average for Class 1 nickel. The company has pledged to invest between US$4 billion and US$6 billion to cut absolute carbon emissions 33% by 2030, as part of efforts to reach net zero emissions by 2050. Vale will also reduce 15% of its value-chain emissions by 2035. Northvolt’s ambition is to raise the sustainability bar for battery producers with a plan to reduce carbon emissions by up to 90% compared to benchmark batteries today, primarily by leveraging clean energy in production and recycling.

“This supply agreement is another strategic milestone as we pivot our business towards electric vehicle demand,” said Deshnee Naidoo, Vale’s Executive Vice President of Base Metals. “We’re excited to build a lasting relationship with Northvolt that raises the bar on sustainably sourced raw materials for this fast-growing sector.”

Maria Åstrand, Northvolt’s Vice President Active Materials, commented: “Northvolt was founded with the mission to build the world’s greenest battery to enable the transition to electrification. We want to build batteries with a minimal CO2 footprint using clean energy and smart technology. This partnership is perfect for us to be able to reach that ambition. We are further excited by the prospect of closing the loop with the electrification of the nickel mining industry through our mutual partners that provides electric mining equipment.”

The agreement is the product of over two years of negotiation and will be the launchpad for further cooperation in various areas.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 22, 2022		Head of Investor Relations